Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Teligent, Inc. and Subsidiaries (the “Company”) to be filed on or about April 6, 2018 of our reports dated March 19, 2018, on our audits of the consolidated financial statements and financial statement schedule II, and the effectiveness of the Company’s internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), which reports were included in the Company’s Annual Report on Form 10-K filed on March 19, 2018. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3.

/s/ EISNERAMPER LLP

Iselin, NJ

April 6, 2018